

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 28, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of ProShares Trust, under the Exchange Act of 1934:

- Shares of beneficial interest, no par value, of ProShares S&P Kensho Cleantech ETF

- Shares of beneficial interest, no par value, of ProShares S&P Kensho Smart Factories ETF

- Shares of beneficial interest, no par value, of ProShares Big Data Refiners ETF

Sincerely,